WOLLMUTH MAHER & DEUTSCH LLP

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April 30, 2007





The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
        <u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

Announcement	**Issue Date**
1. Voting Rights and Capital	April 30, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

PROCESSED

MAY 1 5 2007

THOMSON
FINANCIAL

By: _George Rudy_
    George Rudy
    Authorized Representative

Enclosures

Issued: 30 April 2007

Marks and Spencer Group PLC (the "Company") – Voting Rights and Capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

The Company's capital consists of 1,700,506,388 ordinary shares with voting rights. The Company does not hold any shares in Treasury at the date of this disclosure.

Therefore, the total number of voting rights in the Company is 1,700,506,388.

The above figure can be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

For further information please contact:

Anthony Clarke
020 8718 9940



END